Exhibit 99.1

Excerpts from Fairfax 2017 First Quarter Results Conference Call:

FAIRFAX FINANCIAL HOLDINGS LIMITED

Moderator: Prem Watsa

April 28, 2017

7:30 am CT

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Prem Watsa:	[…]

Also in March, Fairfax exercised its option to increase the cash consideration component of its offer to Allied World shareholders by $18 out of a possible interest of $30 per share. As a result, the $54 per share offer for Allied World will consist of $23 of cash per share payable by Fairfax, a $5 per share cash special dividend payable by Allied World, so that’s a total cash of $23 plus $5, $28 and $26 per share payable in Fairfax stock.

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Mark Dwelle:

Yes, good morning, a couple of questions. Related to each of the acquisitions, the Allied World and AIG Properties, I was just hoping you could provide a little update on what the timing looks like and the progress to date in getting all the necessarily closing arrangements and so forth?

Prem Watsa:	[…]

On Allied World of course that’s a transformative acquisition. We have mentioned that before we had Scott Carmilani at our AGM. Scott spoke to our shareholders and we are very excited about closing that.

And Mark, the date has yet to be fixed for the shareholder of — our tender offer approval and that will be fixed soon and then we will go to close it. Its always of course subject to regulatory approval, and so we think by the end of June, early in the third quarter somewhat there is when Allied will close. And we continue to be very excited to get that and then move forward with Scott and his management team.

Mark Dwelle:

Okay. Thank you for those updates. The second question I had somewhat less related was, just related to the large cash holdings within the overall investment portfolio. I know you’ve described in the past about being patient and deploying that and so forth, I guess I would have thought though that we would have seen at least some of that cash back, put back to work. Can you just provide some, you know, updated thoughts on what you are looking at there and how you’re thinking about, you know, putting that capital back or that cash back to work?

Prem Watsa:

Yes. So the cash position is significant as you know, but we have sold our treasury bond positions, our long bond positions and we have sold - predominantly sold our California bond positions and made a very large gain. And we have, started reducing our muni position. So the cash comes from all of those activities. We think interest rates, broadly speaking, Mark have bottomed. So we are not looking at having long bonds and separately we think credit spreads are still tight, so you have to be careful about reaching for yield.

So given those constraints we are investing the monies in fixed income. There is many, through Allied World, we’ve accessed many fixed income managers that they have used in the past. We are reviewing them and seeing if it makes sense for us to continue with them and which ones we should continue, what strategies we should use. Our Brian Bradstreet and others are looking at that. And so, what we, in this environment, where we think interest rates have bottomed and could go up, and credit spreads are narrow, you have to be very careful about where you invest the money.

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(Lewis Fernandez):

All right. My question is regarding Allied World. I know the deal is pretty much done and its ready to execute, but I just wanted to understand a little better your thoughts on why issue so much equity to buy it? I mean, all you need is around $2.3 billion or something and given all the cash reserves that you currently have, I just wanted to understand why is there so much stock right now, especially given the price, etc.?

Prem Watsa:

Yes, (Lewis) the cash that we have, significant cash positions is all in our insurance companies and holding company the cash positions with marketable securities is approximately $1 billion, plus or minus and we always want to keep that there.

And so the way to look at how we look at, if we bought Allied World, we would either have to pass on it, if we didn’t want to issue stock or buy it, and we bought it with the idea that everything - all the metrics like premiums, investment portfolios, common shareholders’ equity went up by a third and our shares outstanding went up by 21%.

And I said specifically in this year’s annual report that we have now built a company that is very significant in the United States, and a worldwide network. So, as we produce income, operating income and investment gains over time, and I’ll remind you that we’ve cumulatively over our time period have produced gains of $10 billion plus, but as we do that in the future, we will look at reducing the shares outstanding. We’ve got a very good insurance operation, we are not expecting to add anything significant now because we’ve already got that. We are writing about $13 billion, $14 billion of premium ones Allied closes.

We have got a network across the world. Of course we will add a little here and there in the network, but the network is already there built, and now it is going to be with a lot of advantages that will be harvested in the years to come and we will, our first focus, will be buying back our stock because we think the intrinsic value of our company is a lot higher than where it is.

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John Valentine:

Good morning. How are you? Thank you for taking my question. My question is on the non-insurance operations, you know from the disclosure, so from 2010 to 2016 (unintelligible) then recently in this most recent quarter (unintelligible) fairly de minimus - and I’m sorry if I had missed this in your prepared remarks, but I was wondering if you can touch a little bit on the non-insurance businesses, how much equity has been allocated through these businesses and then what is your expectation for a particularly larger loan?

Prem Watsa:

Well John, you know, we are building it, we disclose it for you. They are still small compared to our insurance operations. The engine Fairfax is our insurance operations. You know the fact that we provide, we’ve got, as I said with Allied $13 billion, $14 billion of premium, that’s US dollars, the fact that we have got an investment portfolio plus minus $39 billion or $40 billion and you get investment income from there, you get underwriting profits from the insurance operations and the combination when they work well together with investment gains is how we’ve made an outstanding return, if I may add, over the long term for our investors.

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(Junior Roh)

Question for you, how does the Allied acquisition impact the dividend? Because we are going to be issuing about 20% more shares right, so what does that do to the dividend when it comes time to generate?

Prem Watsa:

No we will keep our dividend. We will maintain our dividend at Fairfax and yes we will maintain it (Junior), we don’t intend to change that and Allied is a very significant, you have seen the record of Allied, you have seen what they have done in the last 10 years I think perhaps a little longer.

They have, 10 years, they’ve reduced the shares as a public company, they have reduced their shares outstanding from about 180 million to 90 million. That is 50% and they have increased their dividend. So it is something like I think $3.2 billion that they have given shareholders in a buyback plus dividend. So, Allied is going to be a significant profit income generator to us and we don’t see any change in our dividend.

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